UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   MARGOLIS, DAVID I.
   c/o The B. F. Goodrich Company
   2550 West Tyvola Road
   Charlotte, NC  28217
   USA
2. Issuer Name and Ticker or Trading Symbol
   The B. F. Goodrich Company
   GR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   04/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Phantom Stock Units        |4/3/00|A   |V|178.9638*         |(A)|$28.7812   |                   |(D)   |                           |
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Phantom Stock Units        |4/17/0|M   | |547.9048*         |(D)|$30.2812   |0                  |(D)   |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/17/0|M   | |547.9048          |(A)|$30.2812   |30,139.9048        |(D)   |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units   |1-for-1 |4/17/|A   |V|(A)        |A  |**   |**   |Common Stock|1,320.9|$30.281|1,320.9516  |(D)|            |
                      |        |00   |    | |           |   |     |     |            |516    |2      |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
* The phantom stock units were accrued under The B. F. Goodrich Company Directors' Deferred Compensation
Plan and were settled
in
    common stock on April 17, 2000, due to the reporting person's retirement from the Board of Directors.
** These phantom stock units were accrued under The B. F. Goodrich Company Outside Directors' Phantom
Share Plan and are to be settled
     in cash only upon the reporting person's
retirement.
SIGNATURE OF REPORTING PERSON
/s/ David I. Margolis
DATE
5/10/00